Exhibit 99.1

A LETTER TO THE SHAREHOLDERS OF YATRA ONLINE, INC.

July 27, 2021

Fellow Shareholders,

The 2020 Timothy J. Maguire Investment Trust (together with its affiliates, “Maguire Investment”, “we” or “our”) owns approximately 7.4% of the outstanding shares of Yatra Online, Inc. (“Yatra”, “YTRA” or the “Company”) and has been working hard to represent our collective interests as unaffiliated shareholders of the Company. We invested in Yatra because of its robust presence in the Indian travel market and the strong secular tailwinds from which it is poised to benefit, as summarized in our prior letter to the Chief Executive Officer, Dhruv Shringi, dated April 6, 2021, included in the appendix. Despite the tremendous opportunity at the Company, we have serious concerns about the ability of the Board of Directors (the “Board”) and management team to realize the Company’s true potential, allocate capital appropriately, and capitalize on its growth prospects. While we have attempted to engage constructively with the Company’s leadership, it appears that our efforts have reached an impasse and we are writing this letter to drive public support for a series of actions (the “Yatra 2022 Plan”) readily within the control of senior management and the Board to unlock shareholder value and drive Yatra’s stock price to at least $6 per share in 2022, as we detail at the close of this letter. Time is of the essence given the already underway post-COVID travel recovery, the Company’s failure to hold an annual general meeting of shareholders to elect new directors since December 12, 2018 and its stated intent not to hold an annual general meeting for the indefinite future.1

Yatra’s stock is materially discounted relative to its Indian online travel agency peers, MakeMyTrip Limited (NASDAQ: MMYT) and Easy Trip Planners Pvt. Ltd. (NSE: EASEMYTRIP), as well as global travel agencies on both a Trailing Twelve Month (TTM) and Forward Twelve Month (FTM) Enterprise Value / Sales multiple. This is particularly troubling since Yatra is the leading corporate travel platform in India and provides interesting venture capital-like optionality to the massive emerging freight logistics market and should therefore be, at minimum, at least match the average valuation of such peers.

Enterprise Value / Sales of Yatra vs. Global Travel Agencies and Local Competitors[2]
Metric	YTRA	MMYT	EXPE	BKNG	EasyTrip	Average	Relative Performance
EV / TTM Sales	3.0	18.8	7.7	16.5	41.7	21.2	(85.9%)
EV / FTM Sales	2.1	4.2	2.7	6.1	20.8	8.45	(75.1%)

1 Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020.

2 FTM Sales based on consensus estimates of 77%, 88%, 38% and 56%, growth in TTM sales for YTRA, MMYT, EXPE and BKNG and 50% conservative growth estimate in EASEMYTRIP sales, respectively.

We believe there are a number of reasons for the Company’s disappointing valuation, including (A) an extremely shareholder-unfriendly corporate governance profile and a lack of transparency in its executive compensation packages, (B) its subpar operational performance to date, (C) the questionable decision-making behind the failed merger with Ebix, Inc. (“Ebix”) and (D) a lack of operational and industry experience among members of the Board and management, which in our opinion may be a contributing factor to each of the aforementioned issues.

A.	Extremely Shareholder-Unfriendly Corporate Governance and Executive Compensation Practices

Unlike the vast majority of companies traded on NASDAQ, including its closest peer and largest competitor MakeMyTrip Limited, the Company has failed to hold an annual general meeting since December 12, 2018 and has brazenly declared that it does not intend to hold an annual general meeting in the future. By doing so, the Board has self-servingly determined to allow all five of its directors to serve on the Board indefinitely, going against the fundamental precepts of good corporate governance practices and contradicting the Company’s own prior statements3 which provided that Mr. Shringi would be up for election at an annual general meeting which was never held in 2019, that outside directors Mr. Aggarwal and Ms. Neelam Dhawan would be up for election at an annual general meeting that was never held in 2020, and that outside directors Messrs. Arora and Kadaba would be up for election an annual general meeting which the Company does not intend to hold in 2021. Since, under the Company’s governing documents, shareholders have no right to call an annual or extraordinary general meeting nor to act by written consent to elect new directors or to pass a special resolution changing this status quo, these holdover directors, who should be serving at the behest of shareholders, are effectively beyond accountability. It is unconscionable that the Company is choosing to shun basic corporate governance under the guise of what is required under the Cayman Islands’ corporate statutes.

Furthermore, Yatra, unlike the vast majority of companies traded on the NASDAQ stock exchange,4 is a foreign private issuer and not a domestic issuer. As such, the Company, its officers and directors are exempted from otherwise important and customary reporting obligations which are made for the benefit of shareholders.

As a result of its foreign private issuer status, Yatra’s shareholders have no insight into how much the Company’s executive officers, including Mr. Shringi, are being compensated on an individual basis, nor what percentage of such executive officer’s compensation package is comprised of base salary, bonus, equity compensation, etc. This is exceptionally concerning given the fact that Mr. Shringi’s compensation was previously reported as the highest among all Indian tech start-up executives,5 but which we cannot verify or determine the current levels of given the extremely sparse disclosure on the compensation packages of the Company’s named executive officers. In addition, it is unclear whether any of such officers have a golden parachute arrangement in place in the event of a change in control of the Company or their departure from the Board for any reason.

3 Company’s 2020 Annual Report on Form 20-F.

4 According to our research, less than 10% of the companies listed on NASDAQ (300 of 3,300+) are foreign private issuers.

5 https://www.vccircle.com/meet-the-best-paid-tech-startup-executives-in-india/

Finally, subject to certain exceptions, as directors and officers of a foreign private issuer, members of Yatra’s management team and Board do not have to report either their holdings or transactions in Yatra’s securities under Section 16 of Securities Exchange of 1934, and the rules and regulations promulgated thereunder, further obfuscating the degree of shareholder alignment between the Company’s management and Board and its shareholders.

B.	Subpar Operational Performance and the Company’s Failure to Capitalize on Revenue and Margin Growth Opportunities

Despite the digital transformation and growth in the Indian travel market, secular tailwinds which are only set to expand in the post-COVID era, our research suggests the Company has long failed to capitalize on relatively easy to implement opportunities to drive both top and bottom-line growth that are considered by industry experts to be best practices among the leading online travel agencies. Even before the onset of the COVID pandemic, the Company’s unit economics lagged those of its local competitors and global online travel agencies. For example, while the Company’s air ticketing margin percentage hovered between 5-6% between 2016 and 2020, global travel agencies as well as local competitors operated in the 10-20% range.6

While there appears to be some progress made, with the Company’s air ticketing margin for the three months ending March 31, 2021 increasing to 11.4%, we believe the Company has failed to aggressively pursue cross-selling and ancillary revenue opportunities to drive both revenue growth and margin improvement. Relative to its competitors, Yatra seems to offer very few additional products in the flight booking path including premium flight change or cancel flexibility options and baggage assistance. And the auxiliary revenue opportunities the Company does promote to customers, such as insurance, a growing segment in the post-COVID market and hotel and rental cars, leave much to be desired in terms of their integration in the air travel booking flow and user interface, which translates into lost revenue for the Company.

Furthermore, while the focus on the domestic market can be lucrative in the long-run due to India’s growing population and travel demand, we believe the Company should consider seeking to improve monetization of its platform by expanding to other geographic markets, where the higher average ticket price of international flights and presumed ability to sell more add-ons including hotels and insurance will meaningfully drive additional revenue and margin growth with each transaction. The Company’s brand is already well-established in the South Asian expat population and its native app and English booking flow would make it relatively easy to expand into other Asian markets. The fact that these opportunities have not been meaningfully identified and exploited already leaves us questioning what exactly the Board and management’s strategy for the Company actually entails.

6 Company’s 2020 Annual Report on Form 20-F.

C.	Failed Ebix Merger

We believe senior management and the Board exhibited a callous disregard for shareholder capital by entering into the failed merger agreement with Ebix, an insurance technology provider that has a long history of class action lawsuits, legal disputes, unsuccessful mergers and mismanagement. Despite a long list of red flags that should have counseled it against entering into the Ebix merger, the Board seems to have failed to perform the basic due diligence necessary to protect shareholder capital. For example, in 2013, Goldman Sachs & Co. called off its deal to buy Ebix in part because the company was facing an investigation for alleged misconduct. In 2016, when Patriot National, Inc. was presented with an offer to be acquired by Ebix at $475 million, the company rejected Ebix’s acquisition offer stating that Ebix's proposal "[was] not the best alternative to maximize shareholder value for [...] [s]hareholders", which we believe must have been motivated, in part, by Ebix’s laundry list of legal issues. Worse still, based on their short-sighted belief that the Ebix merger would close and the Company would then have the resulting capital to complete an unrelated acquisition, Mr. Shringi and the Board entered into an agreement to purchase Travel.Co.In Limited, which ultimately forced the Company to complete a dilutive issuance at $0.80 per share when the Ebix merger, unsurprisingly, failed to materialize.

D.	Lack of Operational and Industry Experience among Senior Management and the Board

We think the decision to enter into the Ebix merger raises legitimate questions regarding the competence of the Board and the quality of its decision-making and we believe a lack of relevant operating and industry experience among senior management and members may have contributed to this unforced error and otherwise to the Company’s failure to identify or capitalize on opportunities to drive shareholder value, which are outlined below in the Yatra 2022 Plan. We note that not a single director other than the CEO has travel sector or ecommerce experience and the Company has not had a Chief Financial Officer since October 2019, each a stunning data point on its own. In addition, we are also concerned there may be a lack of “skin in the game” demonstrated by the Company’s independent directors, whose shareholdings at the Company are entirely undisclosed.

As demonstrated in our letter to the Mr. Shringi in the appendix, we previously communicated our intention to submit a recommendation for a highly qualified director candidate who could immediately and meaningfully contribute to the Company’s operations. After commencing an extensive search, we put forward a seasoned and well-respected candidate that knows Yatra’s business well due to his ecommerce experience and 24 years in the travel industry. Rather than welcoming our suggestion to renew the Board with a talented and fresh perspective, the Board refused to even interview this candidate, making it clear to us that the existing directors eschew change and that a majority of the seats on the Board may need to be refreshed in order to alter the untenable status quo.

The Yatra 2022 Plan

The Yatra 2022 Plan is comprised of three key components that we believe will drive Yatra to conservative estimates for sales and a corresponding share price to $100 million and $6 per share, respectively, in 2022, based on a 3x sales multiple, including: (1) aggressively pursuing easily implementable top-line and margin growth opportunities, (2) restructuring the Company’s corporate governance practices in line with best practices and (3) reconstituting the Board with exceptionally qualified and independent-minded directors with Yatra shareholders’ best interest in mind.

1.	Introduce Easy to Implement Revenue and Margin Growth Opportunities

We have spent considerable time analyzing and discussing Yatra’s online sales portal and user experience with industry experts and have identified illustrative examples that we believe could make an immediate contribution to growing Yatra’s top and bottom-line. In short, Yatra must increase the number of additional products offered to customers in the flight booking path, including the following best-in-class examples from leading online travel agencies (“OTAs”):

•	Flexible Ticketing Option: Flexible ticketing options generate fee revenue upon bookings that provide customers an insurance-like product to change their reservation without paying any extra service fee to Yatra beyond the additional fare difference. Certain OTAs see up to 20% of customers adding this product. Aside from actual travel insurance coverage, this type of offering is the top add-on product for most OTAs.

•	VIP Customer Support: Several OTAs now offer an option to upgrade the level of service that a customer receives following their booking. Often, this value-add results in a minimal marginal cost to service aside from establishing a priority phone queue.

•	Baggage Protection: Our research suggests that between 5-10% of customers select baggage protection add-ons, which, like VIP customer support, is an additional revenue opportunity that can cost OTA very little to offer as a result of miniscule redemption or service issues. The two major companies that many OTAs partner with to offer customers baggage protection service are Bag Assist and Blue Ribbon Bags, while other OTAs eliminated these companies after developing this offering themselves.

●	Geographic Expansion: The strength of Yatra’s brand in the South Asian expat population, its robust native app and English language booking flow create an opportunity for the Company to “internationalize” into offshore markets such as the United States, the United Kingdom, Canada and Australia, among others. While we are not suggesting that it is possible to mimic the same branding in entirely new markets, we do believe there is a relatively low barrier to entry to compete for bookings on travel metasearch, especially in the post-COVID world where metasearch costs have been reduced for both flights and hotels.

2.	Restructure the Company’s Corporate Governance and Executive Compensation Practices

We are bewildered by the fact that the Board thinks it is appropriate for its directors to hold indefinite terms by virtue of the Company’s failure to hold an annual general meeting of shareholders since December 2018, and to avoid detailed disclosure of its executive’s compensation packages simply due to the fact that Company nonetheless purportedly remains in legal compliance with Caymans Islands law. We believe that Yatra deserves to be a distinguished Company, but not for its failure to offer shareholders even the basic modicum of rights in line with good corporate governance practices or the outsized compensation its Chief Executive Officer is reported to have received. We call on the Board to immediately announce the date of the 2021 Annual General Meeting of Shareholders and to place the following resolutions up to a vote of shareholders:

1.	Proposal No. 1: Amendments to the Company’s articles of association (the “Articles”) to bring its corporate governance structure in line with best practices for publicly traded Delaware-based corporations, including, without limitation, eliminating the Company’s classified Board structure and requiring the Company to hold a general meeting of shareholders annually; and

2.	Proposal No. 2. An amendment to the Articles requiring the Company to disclose detailed compensation information with respect to each of its named executive officers as if the Company were organized as a domestic issuer.

We believe thProposal No. 2”ese Proposal No. 2”resolutions, if passed, will change the tone at the top and renew accountability for a Company whose leadership we believe no longer serves at the behest of its true owners.

3.	Refresh the Board with Highly Qualified and Independent Travel and eCommerce Executives

The Company’s operational underperformance to date, the failed Ebix merger and the its woeful corporate governance and executive compensation practices point to a Board and senior management that is in immediate need of a refreshment with seasoned business executives with deep experience in the travel industry, eCommerce and corporate governance. We have already suggested one extremely capable candidate who the Board failed to even offer an interview, let alone legitimately consider appointing to the Board. We believe a change in tone at the top is essential and the Board should immediately solicit shareholder recommendations for highly qualified director candidates to be named as nominees for election at an annual general meeting of shareholders scheduled for 2021.

Yatra is at a critical juncture that will affect your investment in the Company for years to come. With the post-COVID travel recovery already underway, we believe implementing overlooked opportunities to expand margins and sales, revitalizing the Company’s governance and compensation structure and refreshing the Board with independent directors who are committed to serving the best interests of all shareholders with the right skillsets for the job will correct the Company’s course and lead an extremely bright future for Yatra. However, nothing will change unless shareholders unite and let their voices be heard in unison. We urge you to call on CEO Dhruv Shringi (email: dhruv.shringi@yatra.com) and the other Board members (including outside director Steven Schifrin, email: sschifrin@terrapinpartners.com) today to immediately announce a date for the 2021 annual general meeting of shareholders and enact the three key precepts of the Yatra 2022 Plan outlined in this letter.

Respectfully,

/s/ Timothy J. Maguire

Timothy J. Maguire
Managing Member
Maguire Asset Management, LLC
tm@maguirefinancial.com

Appendix – YTRA April 6, 2021 Letter to Chief Executive Officer Dhruv Shringi

Dear Dhruv:

Thank you for taking the time to talk on Thursday April 1, 2021. As I mentioned, The 2020 Timothy L. Maguire Investment Trust owns 3,835,533 shares of Yatra Online, Inc. (Yatra) which represents 6.2% of the outstanding stock. Below is a summary of our call and my thoughts.

1.	You stated on the February 4th, 2021 earnings call that you are “seeing evidence of an accelerated shift towards online fairs” away from off-line travel firms. You confirmed on our call that this trend is accelerating, and this change is what you are most excited about today.

2.	Yatra is radically undervalued compared to its peer companies, MakeMyTrip and Easy Trip. MakeMyTrip trades at 5X FTM revenue and Easy Trip trades at 12X TTM revenue. Yatra trades at 2.5X FTM revenue.

3.	Domestic air travel in India is back to 80% of 2019 levels with passenger traffic for March 2021 at 66% of 2019 levels. Recovery was on the right track but the recent rise in cases in India has somewhat impacted demand. However, you expect the recovery to rapidly accelerate as vaccinations propagate throughout the population. India aims to vaccinate over 250 million people by July.

4.	India's air passenger traffic is expected to grow six-fold to 1.1 billion per year by 2040. Yatra is well positioned to experience a multi-year cycle of sustained elevated revenue growth similar what Priceline.com (now Booking.com) and Expedia experienced for the last 20 years.

5.	You have done an excellent job of expense management in the Covid environment. The Company has $33.7M in net cash and $110,000 of debt. Your healthy balance sheet will give you the flexibility to capitalize on new opportunities for growth.

6.	Yatra's new SaaS offering is being extremely well received by customers. Yatra is the largest online corporate travel services provider with over 700 corporate customers and 35,000 SME customers. This creates a tremendous cross sell opportunity.

7.	You believe investors should view the Ebix lawsuit as a “call option” on Yatra’s stock. The law firm that is representing Yatra is working largely on a contingency basis which will result in minimal expenses.

We are excited to be a Yatra shareholder. Thank you for your leadership.

Best,

/s/ Timothy Maguire

Timothy Maguire

Maguire Asset Management, LLC

tm@maguirefinancial.com